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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K
                                 ------------

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194


                              dated November 12, 2001


                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]


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


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2001


                           COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV



                              By: /s/ Luis Felipe P. Dutra Leite
                                  -----------------------------------------
                                  Name:  Luis Felipe P. Dutra Leite
                                  Title: Chief Financial Officer and Investor
                                         Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

     AmBev makes forward-looking statements in this report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of AmBev's management, and on information currently available to AmBev. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to:

     o    the declaration or payment of dividends;

     o    the direction of future operations;

     o the implementation of principal operating strategies, including potential acquisition or joint venture transactions or other investment opportunities;

     o the implementation of AmBev's financing strategy and capital expenditure plans;

     o the factors or trends affecting AmBev's financial condition, liquidity or results of operations; and

     o the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE).

     Forward-looking statements also include the information concerning possible or assumed future results of operations of AmBev and statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of AmBev may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

     Investors should understand that the following important factors could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

     o general economic conditions, such as the rates of economic growth in the principal geographic markets of AmBev or fluctuations in exchange rates;

     o industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the introduction of new products by AmBev, the introduction of new products by competitors, changes in technology or in the ability of AmBev to obtain products and equipment from suppliers without interruption and at reasonable prices, and the financial conditions of the customers and distributors of AmBev; and

     o operating factors, such as the continued success of manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies and the continued success of product development.

                                 EXHIBIT INDEX


Exhibit        Description of Exhibit                                      Page
-------        ----------------------                                      ----

1.             Press release of Companhia de Bebidas das                      1
               Americas-AmBev dated as of November 12, 2001, regarding the Company's third quarter results

                                                                     Exhibit 1
                                                                     ---------


Press release of Companhia de Bebidas das Americas-AmBev dated as of November 12, 2001, regarding the Company's third quarter results

                   AMBEV REPORTS THIRD QUARTER 2001 RESULTS
                   ----------------------------------------

SAO PAULO, NOVEMBER 12, 2001 - Companhia de Bebidas das Americas - AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world's fourth largest brewer and Brazil's leading beverage company, today announced results for its third quarter 2001 (3Q01). The following financial and operating information, unless otherwise indicated, is presented on a consolidated basis in nominal Reais pursuant to Brazilian Corporate Law. Comparisons, unless otherwise stated, refer to the third quarter of 2000 (3Q00).

Results for the third quarter of 2000 fully consolidate the operations of Bavaria S.A. while the third quarter of 2001 does not since Bavaria S.A. was sold on December 20, 2000. Pro forma selected data excluding Bavaria for the third quarter of 2000 have been provided to facilitate comparisons.

OPERATING AND FINANCIAL HIGHLIGHTS:

 o EBITDA was R$ 389.7 million, up 17.1%; EBITDA margin decreased 2.4 percentage points to 25.8%

 o   Operating income rose 27.8% to R$ 241.3 million

 o In Brazil, beer net sales per hl grew 28.9%, while soft drink net sales per hl were 5.6% higher

 o Total beer sales volumes, excluding Bavaria, fell 2.3%; soft drink volumes rose 13.5%

 o   Net debt was R$ 1,863.9 million, with a net debt to equity ratio of 49.1%

 o   Net income was R$ 233.1 million; EPADR was US$ 0.24, down 57.3%


COMMENTS FROM MARCEL TELLES, CO-CHAIRMAN OF AMBEV'S BOARD OF DIRECTORS:

This year has been more difficult than we initially expected. We faced an energy shortage, a crisis of confidence in neighboring countries, a currency devaluation of 40%, and more recently terrorist attacks in the US that shocked the world. However, despite the adversity, the Company achieved double digit EBITDA growth for the ninth consecutive quarter, and we are still on track to reach our goal of R$ 2 billion in EBITDA for 2001. Our thirteen years of experience operating in a volatile macroeconomic environment, and the capacity of our people to execute in unfavorable conditions, allow us to remain confident of AmBev's capability to achieve its targets and deliver solid long-term growth.




FINANCIAL HIGHLIGHTS          3Q01         3Q00      % CHANGE      9M01         9M00     % CHANGE
R$ MILLIONS
Net Sales                  1,507.6      1,182.3        27.5%    4,375.0      3,522.5         24.2%
Gross Profit                 702.5        557.7        26.0%    2,025.8      1,575.2         28.6%
Operating Income             241.3        188.9        27.8%      772.5        464.8         66.2%
EBITDA                       389.7        332.9        17.1%    1,228.1        897.9         36.8%
Net Income                   233.1        387.8       -39.9%      605.9        203.8        197.4%
EPS (R$/1,000 shares)         6.01        10.03       -40.1%      15.60         5.27        195.9%
EPADR (R$/ADR)                0.60         1.00       -40.1%       1.56         0.53        195.9%
EPADR (US$/ADR)               0.24         0.55       -57.3%       0.68         0.29        132.0%

Note:  EPS and EPADR for 3Q00 and 9M00 have been  recalculated  to reflect the 5 for 1 stock split of AmBev's  local  preferred and ordinary shares that occurred on October 20, 2000.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

BRAZILIAN BEER BUSINESS

Net sales from the Brazilian beer business reached R$ 1,106.6 million in the quarter compared to net sales of R$ 915.0 million in the same period last year, an increase of 20.9%. Excluding the sales of Bavaria from the base of comparison, net sales would have increased by 25.5% from a base of R$ 882.0 million in the 3Q00. Sales volume, excluding Bavaria, fell 2.5% compared to the third quarter of 2000, following aggressive price discounting initiatives by competitors, especially in the can packaging format sold in supermarkets.

Net sales per hectoliter rose 28.7% excluding Bavaria compared to the prior year period. This increase is due to better execution at the point of sale and revenue management efforts by AmBev including the development of the super-premium brand, Bohemia, which gained market share in the quarter, reaching 1.1% of the total beer market.

To a lesser extent, net sales per hectoliter grew because of higher direct distribution volumes in the beer segment, reaching 25.5% of total volume compared to 17.6% in the third quarter of 2000. A greater percentage of cans in the sales mix (25.6% in 3Q01 compared to 24.9% in the 3Q00) also caused net sales per hectoliter to rise.


IMPACT OF BAVARIA                      3Q01          3Q00        % CHANGE          9M01           9M00       % CHANGE

Sales volumes (000 hl)               13,309        14,183           -6.2%        41,577         42,827          -2.9%
Sales volumes, excl. Bavaria         13,309        13,647           -2.5%        41,577         41,034           1.3%

Net Sales (R$ millions)             1,106.6         915.0           20.9%       3,217.3        2,706.5          18.9%
Net Sales, excl. Bavaria            1,106.6         882.0           25.5%       3,217.3        2,601.0          23.7%

Net Sales/hl (R$/hl)                   83.1          64.5           28.9%          77.4           63.2          22.4%
Net Sales/hl, excl. Bavaria            83.1          64.6           28.7%          77.4           63.4          22.1%


Cost of goods sold per hectoliter excluding depreciation increased 27.8% in the quarter mainly since inputs such as malt and aluminum cans became more expensive in local currency due to the 40.3% devaluation of the Real against the U.S. dollar in the past twelve months. To a lesser extent, non-returnable packaging rose compared to last year, reaching 30% of volumes compared to 28% in 3Q00. Furthermore, labor costs per hectoliter rose, and the Company incurred additional costs such as fuel oil related to energy rationing and maintenance costs. COGS depreciation was 11.7% below last year due to the significant completion of depreciation of certain assets in AmBev's second largest plant, Jacarei, in the state of Sao Paulo.

Cash SG&A increased 13.3% due to higher marketing and direct distribution expenses, which were partially offset by lower administrative expenses. Selling and marketing expenses increased in the quarter primarily due to higher marketing investments in our brands, with the repositioning of Antarctica brand and continued support for the Brahma and Skol brands. Direct distribution expenses rose this quarter since more of our volume was sold directly (25.5% in 3Q01 vs. 17.6% in 3Q00).

Administrative expenses were positively impacted by both the synergies achieved from the creation of AmBev, as well as continued cost discipline efforts. In the quarter, administrative expenses were 20.7% below the same quarter last year. This effect was almost fully offset by higher SG&A depreciation, which increased 20.6% due to investments in high tech sub-zero coolers and in direct distribution.

EBITDA from the Brazilian beer segment reached R$ 379.0 million in the third quarter, 28.4% above the same period last year, with a 2.0 percentage point increase in EBITDA margin to 34.2%, demonstrating the Company's resilience despite the adverse scenario.

SOFT DRINKS BUSINESS

Soft drink net sales grew 19.9% in the quarter. From May until September 2001, AmBev conducted an internal incentive program to encourage its sales force to improve distribution coverage of the core portfolio and to reinforce this division's strategic objective of leveraging our beer point-of-sale execution know how. The result was a 13.5% increase in volumes and a market share gain of 0.9 percentage points to 17.8% in September 2001 compared to 16.9% in June 2001.

Net sales per hectoliter were 5.6% above the prior year period following the realignment of prices of the Pepsi brand with those of the premium Guarana Antarctica brand. Also, net sales were positively affected by direct distribution, which represented 44.6% of total volume compared to 35.8% in the previous year.

Cost of goods sold per hectoliter excluding depreciation rose 31.5%, mainly due to the effect of currency depreciation on dollar-denominated cost items such as PET and cans. The increase in input costs in local currency was partially offset by lower fixed costs and depreciation, which fell 34.6% in the quarter, compared to the same period last year as a result of the shutdown of the Belem and Simoes Filho plants in the last 12 months.

Cash SG&A expenses increased 22.6% compared to the third quarter of 2000 following higher levels of marketing expenditures for AmBev's core brands, especially Guarana Antarctica. Among those investments we highlight the sponsorship of Brazil's national soccer team and promotions recently implemented by the Company such as Friends of Nature, linking the ecological appeal of Guarana with a special promotional package. These investments, plus higher levels of distribution coverage, drove solid volume growth. Administrative expenses rose in line with inflation, while depreciation expenses in the third quarter fell 8.5%, partially offsetting the increase in cash SG&A.

Total SG&A expenses were 17.5% above last year, reaching R$ 69.1 million. On a per hectoliter basis, total SG&A rose 3.5% to R$ 15.7/hl in the 3Q01, compared to R$ 15.1/hl for the 3Q00.

Currency depreciation and higher levels of marketing investments caused a 63.5% decline in the EBITDA of the soft drinks segment to R$ 13.7 million, compared to EBITDA of R$ 37.4 million in the third quarter of 2000.


INTERNATIONAL BEER BUSINESS

The international beer business generated net sales of US$ 38.4 million, 28.8% above the same quarter last year, when net sales were US$ 29.8 million. Sales volumes were stable in the quarter (+0.8%). Profitability improved, with EBITDA reaching US$ 1.2 million, compared to an EBITDA loss of US$ 0.1 million in the same period last year. In local currency, results from international operations benefited from a positive translation gain due to the appreciation of the respective local currencies against the Brazilian Real.

AmBev's Uruguayan operations (Salus and Cympay) were consolidated in AmBev's results as from May 2001; therefore this is the first quarter fully impacted by the addition of these operations. Uruguay contributed US$ 3.8 million in net sales and US$ 0.3 million in EBITDA in the quarter. Sales of Cympay's malting operations are included in the other products category.

Net sales from the Argentine operation grew 9.2% to US$ 17.0 million. Volumes in this operation decreased 9.2% compared to the prior year period since the Company ran a successful promotion in the third quarter of 2000 that had boosted volumes. Despite the year on year volume decline, market share rose to 17.0% in September 2001 compared to 15.5% in September 2000. Net sales per hectoliter rose 20.3% influenced by a shift in the mix towards cans and the growth of direct distribution (27.5% of total volume).

COGS per hectoliter excluding depreciation were 6.5% above last year due to the higher percentage of non-returnables in the sales mix, and cash SG&A increased 27.5% due to higher selling and direct distribution expenses. EBITDA in Argentina fell 15.2%, from US$ 1.8 million to US$ 1.5 million.

Venezuela net sales were 23.4% above last year at US$ 17.6 million. Volumes benefited from the start up of direct distribution in Caracas, Venezuela's capital, during the second quarter of 2001, as well as from the launch of Brahma Light in the third quarter of 2001. Net sales per hectoliter grew 12.8% to US$ 63.4/hl based on the higher per hectoliter contribution of Brahma Light and increased direct distribution volumes (58.0%), more than offsetting the effect of a sharp increase in returnable bottles in the sales mix. COGS per hectoliter, excluding depreciation, increased 8.3% in dollar terms while cash SG&A grew 7.8% as marketing and direct distribution expenses rose. Venezuelan operations posted an EBITDA loss of US$ 0.7 million, compared to a loss of US$
1.9 million in the same period last year.


OTHER PRODUCTS

Other net sales in the third quarter of 2001 were comprised of sales of by-products from AmBev's core beverage business and non-alcoholic/non-carbonated beverage products (34% of segment sales); revenues from the sales of the Bavaria brand distributed by AmBev (35% of segment sales); and sales of malt to third parties (31% of segment sales).

Net sales in the quarter totaled R$ 77.2 million, a significant increase (213.4%) compared to the third quarter of 2000, when net sales were R$ 24.6 million. This increase is mainly due to the distribution of the Bavaria brand. In the third quarter of 2000, Bavaria was included in AmBev's Brazilian beer segment revenues since we still owned the brand at that time. Segment EBITDA amounted to a loss of R$ 6.0 million compared to an EBITDA of R$ 0.4 million during the same period last year due to an extraordinary concentration of expenses during the quarter that we expect to be reverted during the next quarter.

AMBEV CONSOLIDATED RESULTS

NET SALES

Net sales during the quarter rose 27.5% to R$ 1.5 billion, largely driven by higher net sales per hectoliter in the Brazilian beer business. Better point of sale execution, revenue management initiatives, and the impact of direct distribution drove revenues per hectoliter to increase during the third quarter of 2001. Consolidated sales growth was also supported by strong volume growth in the soft drinks segment, and to a lesser extent, international operations contributed to growth from both operating improvements and a positive currency translation effect.


COST OF GOODS SOLD

Total cost of goods sold increased 28.9% to R$ 805.1 million during the third quarter of 2001. The positive impact of synergies partially offset the negative effect of the currency devaluation on dollar-linked inputs, which represent nearly 50% of AmBev's consolidated cost of goods sold.

The Company's packaging and raw material cost inputs rose because of the 40.3% depreciation of the Real against the U.S. dollar in the third quarter of 2001. In particular cans, malt, and PET resin increased sharply. Packaging costs per hectoliter were also affected by the growth of soft drinks as a percentage of total volumes, which are predominantly sold in more expensive non-returnable packaging.

Labor costs were above those of last year due to the cost of employee upgrading and training in the Antarctica plants. Other cost inputs also rose owing to a change in the allocation of the cost of sales of Bavaria from beer cost of good sold in the third quarter of 2000 to the other category in the third quarter of 2001. This impact amounted to R$ 29.1 million in the third quarter of this year. Maintenance and energy shortage-related charges were also higher. Depreciation during the quarter fell 8.8% principally due to the significant completion of depreciation of certain assets in the Jacarei plant in the beer segment and plant shutdowns in the soft drink segment.

Cost Breakdown
                                            R$ millions                R$/hl
                                                3Q01        3Q00       3Q01       3Q00    % change

Raw Material                                   175.9       142.9        9.6        7.6       25.4%
Packaging                                      361.0       276.0       19.6       14.7       33.2%
Labor                                           56.3        49.6        3.1        2.6       15.5%
Depreciation                                    85.4        93.7        4.6        5.0       -7.1%
Other                                          126.5        62.4        6.9        3.3      106.5%
TOTAL                                          805.1       624.6       43.8       33.4       31.3%
COST OF GOODS SOLD EXCLUDING DEPRECIATION      719.7       531.0       39.1       28.4       38.1%

Values may not add due to rounding.


SYNERGIES

AmBev believes that total synergi Antarctica-Brahma merger will amount to R$
504.3 million this year. As of June 30, 2001, realized synergies amounted to R$ 373.2 million, representing 74.0% of the the total amount.


SYNERGIES (R$ MILLION)                       TOTAL      REALIZED*       %


Production                                   273.7       223.4        81.6%
Distribution                                 105.8        41.6        39.3%
Administrative                                49.5        34.0        68.7%
Purchasing                                    15.0        15.1       100.7%
Interest Costs                                60.3        59.1        98.0%
Total                                        504.3       373.2        74.0%

Values may not add due to rounding.

* Includes synergies realized from approval of the merger on March 30, 2000 to June 30, 2001.

OPERATING EXPENSES

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
During the third quarter of 2001, selling expenses (excluding direct distribution expenses) grew 30.9% to R$ 197.5 million. This increase is mainly the result of higher marketing expenses in both the beer and soft drinks segments related to a number of marketing initiatives, discussed in the respective business segment sections. General and administrative expenses declined 11.2% to R$ 83.3 million mainly as a result of the synergies achieved from the integration of Antarctica and Brahma.

During the third quarter of 2001, depreciation and amortization totaled R$
62.9 million, an increase of 25.0% compared to the R$ 50.3 million registered during the same period last year. This increase is due to investment in beer coolers and direct distribution over the course of the past year.

DIRECT DISTRIBUTION EXPENSES
Direct distribution represented 30.6% of total volumes during the quarter compared to 20.7% during the third quarter of 2000. By business segment, direct distribution represented 25.5% of Brazilian beer volumes, 44.6% of soft drinks, 27.5% of Argentine beer, and 58.0% of Venezuelan beer volumes in the third quarter of 2001. Direct distribution expenses were R$ 117.5 million, 59.2% above the R$ 73.8 million registered in the same quarter the year before. Excluding direct distribution expenses related to international beer operations and Bavaria, that began to be included only as of 2001, direct distribution would have amounted to R$ 99.7 million, or R$ 18.6/hl, a decline of 7.3% compared to the prior year period.

Despite the investments in direct distribution over the last several years, the Company understands that the continued progression of its exclusive third party distribution networks is also fundamental to its success. AmBev will continue to invest in both the third party and direct distribution systems, including the exchange of best practices, to improve overall point of sale execution.

PROVISION FOR CONTINGENCIES

Net gains from contingency provision amounted to R$ 81.5 million, compared to a net provision of R$ 58.2 million in the third quarter of 2000. During this quarter, the Company reversed contingency provisions amounting to R$ 113.8 million related to sales taxes (PIS), for which recent legal decisions support an outcome in favor of the Company. This was partially offset by provisions for Norte-Nordeste impaired assets (R$ 16.1 million), labor issues (R$ 6.7 million), sales taxes (R$ 5.4 million), Cympay restructuring (R$ 1.1 million), and other items (R$ 3.0 million).

OTHER OPERATING EXPENSES, NET

Net other operating income totaled R$ 37.2 million in the third quarter of 2001 related to a R$ 30.0 million gain on financed sales taxes which were forgiven by the government (tax incentives), and foreign exchange gains on assets abroad (R$ 28.0 million). These gains offset goodwill amortization of Antarctica totaling R$ 24.6 million, as well as goodwill amortization related to the Cympay, Salus, and Pilcomayo subsidiaries.

NET FINANCIAL EXPENSE

In 1998, AmBev adopted a strategy to fully hedge its dollar-denominated debt position by investing a portion of its cash in dollar-denominated instruments, as well as by using swaps and other derivatives. This strategy was implemented to neutralize the impact of currency depreciation on the net income line. Therefore, the Company's hedging policy considers the positive effect on the income tax line, as opposed to hedging on a pre-tax basis.

Third quarter net financial expense rose by 89.4% to R$ 165.5 million from R$
87.4 million in the third quarter of 2000, principally due to the negative impact of the 40.3% devaluation of the Real against the U.S. dollar on financial expense, that was offset at the income tax and social contribution line.

Net debt increased to R$ 1,863.9 million as of September 30, 2001, compared to R$ 1,636.5 million on June 30, 2001. AmBev's average dollar-equivalent debt cost was approximately 6.2% during the 3Q01, compared to 7.3% during the same period last year.

Consolidated Debt Position                             Local Currency   Foreign Currency    Total
R$ millions

Short-Term Debt                                             279.9           1,608.7         1,888.6
Long-Term Debt                                              768.9           1,190.4         1,959.4
TOTAL                                                     1,048.8           2,799.2         3,848.0

Cash and Marketable Securities                                                              1,984.1
Net Debt                                                                                    1,863.9
Shareholders' Equity (incl. minority interest)*                                             3,795.1
Net Debt/Equity (%)                                                                           49.1%

*Minority interest is included since 100% of all subsidiary debt is fully consolidated. Values may not add due to rounding.


On August 1, 2001 AmBev raised US$ 315 million through a 3-year syndicated loan in Yen with interest at a rate of Yen Libor plus 2.375% pa. In line with AmBev's foreign currency risk policy, the loan has been fully hedged. Funds obtained are being utilized primarily to repay short-term debt, finance capital expenditures, acquire minority stakes, and for general corporate purposes. The loan lengthens the average maturity of the Company's debt.

NET INCOME

Net income in the third quarter was R$ 233.1 million, and earnings per ADR amounted to US$ 0.24. This compares to net income of R$ 387.8 million during the same period last year, when earnings per ADR totaled US$ 0.55 per ADR. Net income was also affected by:

o    NON-OPERATING INCOME/EXPENSE

     During the third quarter, AmBev booked a non-operating gain of R$ 16.4 million, mainly due to sales tax (PIS) paid in prior years, which are now being recovered since the tax was ruled inconsistent with current laws.

o    INCOME TAX AND SOCIAL CONTRIBUTION

     The amount provisioned for income tax and social contribution during the quarter was a net benefit of R$ 59.7 million. At the full tax rate of 34%, the amount provisioned for the third quarter would have amounted to R$ 71.8 million. AmBev realized tax savings due to:

     a) profits generated in subsidiaries abroad as part of the hedge strategy, which are non-taxable for social contribution in Brazil, generating a gain of R$ 117.3 million;

     b) tax deductions for the payment of interest on own capital, R$ 25.5 million;

     c) an additional expense of R$ 25.0 million related to a taxable gain on the sale of subsidiaries;

     d) the non-taxable nature of a gain on financed sales taxes which was forgiven by the government (tax incentives) in the amount of R$ 10.3 million;

     e)   other items, totaling R$ 2.9 million.

o    PROFIT SHARING AND CONTRIBUTIONS

     A provision of R$ 30.7 million was booked during the third quarter of 2001 substantially related to AmBev's contribution to the Fundacao Antonio e Helena Zerrenner, which provides medical and dental benefits to all Company employees in Brazil. In the third quarter of 2000, profit sharing of R$ 19.1 million had been provisioned. The payment of profit sharing provisions is predicated upon the achievement of both corporate and individual goals established at the beginning of each year.

o    MINORITY INTEREST

     Third quarter minority interest totaled R$ 6.8 million, and relates to profits earned in subsidiaries that are not wholly owned by AmBev.

RECENT DEVELOPMENTS

ANTARCTICA NORTE-NORDESTE INCORPORATED BY AMBEV

The shareholders of Industria de Bebidas Antarctica Norte-Nordeste (IBA-NE) and AmBev held Extraordinary General Meetings on November 1, 2001. The shareholders approved the incorporation of IBA-NE by AmBev, swapping shares of IBA-NE for shares of AmBev at a ratio of 0.848241138. AmBev's share base was therefore increased by 526.2 million shares (1.3%), with total shares outstanding reaching 39.7 billion shares.

BUYBACK PROGRAM UPDATE

On July 23, 2001, AmBev's Board of Directors temporarily suspended the Company's share buyback program since it was in the process of carrying out the incorporation of Antarctica Norte-Nordeste by AmBev. As the restructuring was concluded on November 1, 2001, AmBev resumed its share buyback program on November 7, 2001.

The program amounts to R$ 300 million and may include the issue of put options of common and preferred shares issued by AmBev.

For additional information, please contact Dana Voelzke at Investor Relations, tel. (5511) 3741-7560, acdanav@ambev.com.br.


                               WWW.AMBEV.COM.BR

AmBev - Segment Financial Information
               --------------------------------------------------------------------------------------------------------------------
                      Beer Brazil             International Beer       Soft Drinks         Other Products              Total
                3Q01     3Q00      %      3Q01     3Q00    %       3Q01   3Q00   %      3Q01    3Q00   %      3Q01    3Q00    %
                ----     ----      -      ----     ----    -       ----   --     -      ----    ----   -      ----    ----    -

Volumes(000 hl) 13,309   14,183   -6.2%     665     660    0.8%  4,410   3,885  13.5%     0      0           18,384   18,728  -1.8%

R$ MILLION
Net Sales       1,106.6    915.0   20.9%   97.7    54.1   80.7%  226.2   188.6  19.9%   77.2   24.6  213.4%  1,507.6  1,182.3 27.5%
COGS             (527.4)  (460.2)  14.6%  (48.2)  (29.0)  65.8% (160.2) (114.2) 40.3%  (69.5) (21.2) 227.7%   (805.1) (624.6) 28.9%
Gross Profit      579.2    454.8   27.4%   49.5    25.0   97.9%   66.0    74.4 -11.3%    7.7    3.4  124.8%    702.5   557.7  26.0%
SG&A             (314.4)  (275.1)  14.3%  (56.3)  (29.9)  88.7%  (69.1)  (58.8) 17.5%  (21.3)  (5.1) 320.7%   (461.2) (368.8) 25.0%
EBIT              264.8    179.7   47.4%   (6.8)   (4.9)  41.0%   (3.1)   15.6    nm   (13.6)  (1.6) 736.5%    241.3   188.9  27.8%
Depr. & Amort.    114.2    115.5   -1.1%    9.9     4.7  110.7%   16.8    21.8 -23.1%    7.5    2.1  266.1%    148.4   144.0   3.0%
EBITDA            379.0    295.2   28.4%    3.0    (0.2)    nm    13.7    37.4 -63.5%   (6.0)   0.4     nm     389.7   332.9  17.1%

% OF NET SALES
Net Sales        100.0%   100.0%          100.0%  100.0%         100.0%  100.0%         100.0% 100.0%          100.0%   100.0%
COGS             -47.7%   -50.3%          -49.3%  -53.7%         -70.8%  -60.5%         -90.0% -86.0%          -53.4%   -52.8%
Gross Profit      52.3%    49.7%           50.7%   46.3%          29.2%   39.5%          10.0%  14.0%           46.6%    47.2%
SG&A             -28.4%   -30.1%          -57.7%  -55.3%         -30.6%  -31.2%         -27.6% -20.6%          -30.6%   -31.2%
EBIT              23.9%    19.6%           -7.0%   -9.0%          -1.4%    8.3%         -17.6%  -6.6%           16.0%    16.0%
Depr. & Amort.    10.3%    12.6%           10.1%    8.7%           7.4%   11.6%           9.8%   8.4%            9.8%    12.2%
EBITDA            34.2%    32.3%            3.1%   -0.3%           6.0%   19.8%          -7.8%   1.8%           25.8%    28.2%

PER HECTOLITER
(R$/HL)

Net Sales          83.1     64.5   28.9%  146.8    81.9   79.2%   51.3    48.6   5.6%                           82.0    63.1  29.9%
COGS              (39.6)   (32.4)  22.1%  (72.4)  (44.0)  64.5%  (36.3)  (29.4) 23.6%                          (43.8)  (33.4) 31.3%
Gross Profit       43.5     32.1   35.7%   74.4    37.9   96.3%   15.0    19.2 -21.9%                           38.2    29.8  28.3%
SG&A              (23.6)   (19.4)  21.8%  (84.7)  (45.3)  87.1%  (15.7)  (15.1)  3.5%                          (25.1)  (19.7) 27.4%
EBIT               19.9     12.7   57.0%  (10.3)   (7.4)  39.8%   (0.7)    4.0     nm                           13.1    10.1  30.2%
Depr. & Amort.      8.6      8.1    5.4%   14.8     7.1  109.0%    3.8     5.6  -32.2%                           8.1     7.7   5.0%
EBITDA             28.5     20.8   36.8%    4.6    (0.3)    nm     3.1     9.6  -67.9%                          21.2    17.8  19.3%
-----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED INCOME STATEMENT
CORPORATE LAW

R$ 000                                        3T01           3T00           %       9M01            9M00           %


Net Sales                                     1,507,632       1,182,320   27.5%      4,375,013       3,522,524    24.2%
Cost of Goods Sold                            (805,145)        (624,611)  28.9%     (2,349,205)     (1,947,369)   20.6%
GROSS PROFIT                                    702,487         557,709   26.0%      2,025,808       1,575,155    28.6%
Gross Margin (%)                                  46.6%           47.2%                  46.3%           44.7%

   Selling Expenses                           (197,481)       (150,868)   30.9%      (491,935)       (450,767)     9.1%
      % of sales                                  13.1%           12.8%                  11.2%           12.8%
   Direct Distribution Expenses               (117,453)        (73,779)   59.2%      (324,720)       (235,183)    38.1%
      % of sales                                   7.8%            6.2%                   7.4%            6.7%
   General & Administrative                    (83,314)        (93,852)  -11.2%      (251,014)       (287,672)   -12.7%
      % of sales                                   5.5%            7.9%                   5.7%            8.2%
   Depreciation & Amortization                 (62,939)        (50,344)   25.0%      (185,616)       (136,699)    35.8%
TOTAL SG&A                                    (461,187)       (368,843)   25.0%    (1,253,285)     (1,110,321)    12.9%
      % of sales                                  30.6%           31.2%                  28.6%           31.5%

EBIT                                            241,300         188,866   27.8%        772,523         464,834    66.2%
      % of sales                                  16.0%           16.0%                  17.7%           13.2%

Provisions. Net                                  81,545        (58,235)                 12,861       (163,497)
Other Operating (Expense)                        37,154          27,692                 88,306          16,185
   Financial Expense                          (544,891)       (151,515)              (996,307)       (534,361)
   Financial Income                             379,428          64,163                616,672         270,653
Net Financial Income (Expense)                (165,463)        (87,352)   89.4%      (379,635)       (263,708)    44.0%
Non-Operating Income (Expense)                   16,408        (16,290)                 36,173        (13,961)
INCOME BEFORE TAXES                             210,944          54,681  285.8%        530,228          39,853  1230.5%
Provision for Income Tax/Social Contrib.         59,737         415,546                168,730         475,813
Profit Sharing & Bonuses                       (30,729)        (19,077)               (94,928)        (53,156)
Minority Interest                               (6,818)        (63,390)                  1,879       (258,749)

NET INCOME                                      233,134         387,760  -39.9%        605,909         203,761    197.4%
      % of sales                                  15.5%           32.8%                  13.8%            5.8%
Shares Outstanding                           38,760,787      38,646,080             38,760,787      38,646,080
EPS (R$/1.000 shares)                              6.01           10.03  -40.1%          15.60            5.27    195.9%
EPADR (R$/ADR)                                     0.60            1.00  -40.1%           1.56            0.53    195.9%

Depreciation and Amortization                   148,372         144,001    3.0%         455,568         433,102     5.2%
EBITDA                                          389,672         332,867   17.1%       1,228,090         897,936    36.8%
      % of sales                                  25.8%           28.2%                  28.1%           25.5%
------------------------------------------------------------------------------------------------------------------------

Note: EPS and EPADR for 3Q00 and 9M00 have been recalculated to reflect the 5 for 1 stock split of AmBev's local preferred and ordinary shares that occurred on October 20,2001.

------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET
CORPORATE LAW
R$000                                              3Q01               3Q00


ASSETS
Cash                                                27,388            51,672
Marketable Securities                            1,956,737         1,028,132
Accounts Receivable                                449,138           376,609
Inventory                                          743,547           685,011
Recoverable Taxes                                  350,538           330,293
Prepaid Expenses                                    56,856           133,695
Other                                              140,994           116,750
                                                ----------         ---------
TOTAL CURRENT ASSETS                             3,725,198         2,722,162

Deferred Sales Taxes/Recoverable Taxes           1,564,953         1,473,072
Receivable from Employees/Financed Shares          210,146           212,172
Deposits/Other                                     394,262           324,112
                                                ----------         ---------
TOTAL LONG-TERM ASSETS                           2,169,361         2,009,356

Investments                                        651,908           680,190
Property, Plant & Equipment                      3,288,670         3,235,973
Deferred                                           339,641           285,597
                                                ----------         ---------

TOTAL PERMANENT ASSETS                           4,280,219         4,201,760
                                                ----------         ---------
TOTAL ASSETS                                    10,174,778         8,933,278
                                                ==========         =========

LIABILITIES
Short-Term Debt                                  1,888,643         1,697,971
Accounts Payable                                   488,143           443,835
Sales Taxes Payable                                344,422           326,885
Income Tax, Social Contribution & Other
Taxes Payable                                      151,587           111,570
Dividend Payable                                       584             7,939
Salaries & Profit Sharing Payable                  110,355            83,308
Provision for Interest on Capital                   73,413           136,980
Other                                              131,484           147,638
                                                ----------         ---------
TOTAL CURRENT LIABILIITES                        3,188,631         2,956,126

Long-Term Debt                                   1,959,368         1,018,305
Income Tax & Social Contribution                    31,414            31,830
Deferred Sales Tax (ICMS)                          388,859           356,995
Provision for Contingencies                        798,880           927,434
Other                                               12,570            17,979
                                                ----------         ---------
TOTAL LONG-TERM LIABILITIES                      3,191,091         2,352,543

TOTAL LIABILITIES                                6,379,722         5,308,669

MINORITY INTEREST                                  423,367           410,066

Paid in Capital                                  2,646,023         2,646,023
Reserves                                           119,757           195,745
Retained Earnings                                  605,909           372,775
                                                ----------         ---------
SHAREHOLDERS' EQUITY                             3,371,689         3,214,543
                                                ----------         ---------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY        10,174,778         8,933,278
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ 000                                                     3Q01            3Q00

CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                             233,134           387,760
 Adjustments to reconcile net income
   NON-CASH EXPENSES (INCOME)
    Depreciation and amortization                       148,372            144,002
    Contingencies and liabilities associated with
     tax disputes, including interest                  (107,667)            23,215
    (Gain) loss on disposal of PP&E, net                 (4,957)            19,733
     Forex loss and financial charges on debt           208,544            104,913
     Deferred income tax and social contrib,(benefit)   (50,766)          (394,659)
     Forex gain on investments abroad                   (32,459)           (53,848)
     Amortization of goodwill and intangible assets      21,146             21,887
     Minority interest                                    6,818             63,390
    (INCREASE) DECREASE IN ASSETS
     Trade accounts receivable                         (72,529)           (237,741)
     Receivables and other                             (53,315)            169,990
     Sales taxes recoverable                           (61,776)              1,078
     Inventory                                         (36,268)             69,617
     Prepaid expenses                                   76,839              27,675
    (DECREASE) INCREASE IN LIABILITES
      Suppliers                                         42,145             146,684
      Payroll, profit sharing and related charges       40,017              24,977
      Income tax, social contribution, and other        44,683              41,187
      Other                                              2,359             (62,606)

NET CASH PROVIDED BY OPERATING ACTIVITIES               404,320            497,254

CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds on disposal of property, plant and equipment    6,191              7,862
 Change in marketable securities                       (928,605)           261,615
 Restricted deposits for legal proceedings              (32,256)            (6,309)
 Payment for purchase of subsidiary, net of cash aquired  6,822             (2,731)
 Property, plant and equipment                         (114,294)          (123,754)
 Payment for deferred asset                             (62,090)           (17,534)

NET CASH PROVIDED (USED) IN INVESTING ACTIVITIES     (1,124,232)           119,149

CASH FLOWS FROM FINANCING ACTIVITIES
 Cash used for contingencies and legal proceedings      (20,887)            (9,484)
 Dividends, interest distribution and capital
   decrease paid                                       (141,609)            (1,743)
 Repurchase of treasury shares                           (5,301)                 -
 Increase (payment) of debt                             863,425           (592,188)

NET CASH PROVIDED (USED) IN FINANCING ACTIVITIES        695,628           (603,415)

SUBTOTAL                                                (24,284)            12,988

Cash and cash equivalents, beginning of year             51,672             28,077
Cash and cash equivalents, end of year                   27,388             41,065
NET INCREASE IN CASH AND CASH EQUIVALENTS               (24,284)            12,988
------------------------------------------------------------------------------------